SECURITIES AND

EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended June 30, 2000

Xeikon N.V.

[Translation of registrant’s name into English]

72 Vredebaan, 2640 Mortsel, Belgium

[Address of principal executive offices]

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  [X]        Form 40-F  [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [X]        No  [   ]

XEIKON N.V.

INDEX
FORM 6-K

		Page

PART I — FINANCIAL INFORMATION
Item 1.	Condensed Consolidated Financial Statements

	Condensed Consolidated Balance Sheets at December 31, 1999 (Audited) and June 30, 2000 (Unaudited)	3

	Condensed Consolidated Statements of Operations for the three and six months ended June 30, 1999 and 2000 (Unaudited)	4

	Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 1999 and 2000 (Unaudited)	5

	Consolidated Statements of Comprehensive Income/(Loss) and Shareholders’ Equity for the years ended December 31, 1997, 1998 and 1999 (audited) and for the six months ended June 30, 2000 (unaudited)	6

	Notes to Condensed Consolidated Financial Statements	7-12

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	13-16

Item 3.	Qualitative and Quantitative Disclosures About Market Risk	16
PART II — OTHER INFORMATION

Item 1.	Legal Proceedings	17

Item 2.	Changes in Securities and Use of Proceeds	17

Item 3.	Defaults Upon Senior Securities	17

Item 4.	Submission of Matters to a Vote of Security Holders	17

Item 5.	Other Information	17

Item 6.	Exhibits and Reports on Form 6-K	17

SIGNATURES		18

PART I — FINANCIAL INFORMATION

Item 1.  Condensed Consolidated Financial Statements

XEIKON N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All Amounts in Thousands of US Dollars)

	December 31,	June 30,
	1999	2000

	(audited)	(unaudited)

ASSETS

Current Assets:

Cash and cash equivalents	$9,237	$11,808

Accounts receivable	58,648	56,408

Accounts receivable from related parties	4,427	4,065

Inventory	56,044	71,279

Other current assets	6,128	15,427

Total current assets	$134,484	$158,987

Property and equipment, at cost	30,180	36,211

Less — accumulated depreciation	-9,716	-12,669

	20,464	23,542

Other fixed assets, net	2,279	2,168

Other non-current assets	3,017	291

Goodwill, net	7,569	15,520

Acquired technology, net	1,503	4,715

	$169,316	$205,223

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

Notes payable to Banks	8,731	16,349

Accounts payable	30,667	31,736

Due to related parties	2,733	5,509

Accrued expenses	17,363	21,227

Deferred tax liabilities	160	3,027

Total current liabilities	$59,654	$77,848

Pension obligations	2,373	2,286

Notes payable to related parties	12,419	11,952

Refundable research grants payable, net of current portion	308	299

Minority interest	1,409	1,327

Shareholders’ equity:

Common stock	18,160	18,997

Additional paid-in capital	83,436	102,329

Capital surplus	0	6,842

Retained earnings	12,175	8,273

Cumulative translation adjustment	-20,618	-24,930

Total shareholders’ equity	$93,153	$111,511

	$169,316	$205,223

XEIKON N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All Amounts in Thousands of US Dollars, Except
Share and Per Share Amounts)

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	1999	2000	1999	2000

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$49,807	$50,153	$86,510	$91,720

Cost of revenues	$30,620	$32,836	$53,911	$62,969

Gross profit	$19,187	$17,317	$32,599	$28,751

Operating expenses:

Research and development	$4,952	$6,244	$9,210	$12,407

Acquired in-process research and development	$471	$0	$471	$0

Selling, general and administrative	$8,375	$10,527	$13,366	$20,533

Total operating expenses	$13,798	$16,771	$23,047	$32,940

Operating income/(loss)	$5,389	$546	$9,552	$(4,189)

Other income, net	$277	$256	$509	$798

Income/(loss) before provision of income taxes and minority interest	$5,666	$802	$10,061	$(3,391)

Provisions for income taxes	$(2,557)	$(511)	$(4,345)	$(512)

Income/(loss) before minority interest	$3,109	$291	$5,716	$(3,903)

Minority interest	$(66)	$0	$(66)	$0

Net income/(loss)	$3,043	$291	$5,650	$(3,903)

	Shares	Shares	Shares	Shares

Weighted average number of common shares outstanding (basic)	28,687,510	28,884,248	28,607,748	28,874,623

Basic earnings per share amount	$0.11	$0.01	$0.20	$(0.14)

Impact of:

Warrants issued to non employees	126,000		188,607	0

Options issued to employees	113,040	63,596	121,550	0

Weighted average number of common shares outstanding (diluted)	28,926,550	28,947,843	28,917,905	28,874,623

Diluted earnings per share amount	$0.11	$0.01	$0.20	$(0.14)

XEIKON N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All Amounts in Thousands of US Dollars)

	Six Months
	Ended June 30,

	1999	2000

	(unaudited)	(unaudited)

Cash flows from operating activities:

Net income	$5,650	$(3,902)

Adjustments to reconcile cash (used in) provided by operating activities:

Deferred tax	846	2,867

Depreciation and amortization	69	2,362

Amortization in-process research and development	471

Pension obligations	44	(87)

Minority interest	—	(82)

Changes in operating assets and liabilities	(751)

Accounts receivable	—	2,240

Accounts receivable from related parties	—	362

Inventory	—	(7,235)

Prepaid expenses	—	(9,299)

Accounts payable	—	1,069

Due to related parties	—	2,776

Accrued expenses	—	3,864

Net cash (used in) provided by operating activities	6,329	(5,065)

Cash flows from investing activities:

Purchase of property and equipment	(1,878)	(1,969)

Acquisition of subsidiary, net of cash acquired	(15,823)	—

Other investment	(5,157)	111

Net cash used in investing activities	(22,858)	(2,080)

Cash flows from financing activities:

Proceeds from notes payable to banks	1,249	7,618

Net borrowings (repayments) under notes payable to related parties	2,045	(467)

Advances to affiliates and other	—	2,726

Refundable research grants	—	(9)

Payments under capital lease obligation	—	—

Capital surplus		—

Proceeds from issuance of common stock	1,354	—

Net cash (used in) provided by financing activities	4,648	9,868

Foreign exchange effect on net equity	(9,141)	(4,312)

Increase (decrease) in cash and cash equivalents	(21,022)	2,571

Cash and cash equivalents, beginning of period	31,823	9,237

Cash and cash equivalents, end of period	10,801	11,808

XEIKON N.V.

CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME/(LOSS) AND SHAREHOLDERS’ EQUITY
(All Amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

				Accumulated
	Total			Other
	Shareholders	Comprehensive	Accumulated	Comprehensive	Common
	Equity	Income/(Loss)	Profit/(Loss)	Income/(Loss)	Shares

Balance, December 31, 1996	$78,634	—	$(18,314)	$(2,748)	28,473,100

Net income	(575)	(575)	(575)	—	—

Other comprehensive income-foreign currency translation	(9,875)	(9,875)	—	(9,875)	—

Comprehensive income	—	(10,450)	—	—	—

Exercise of stock options	—	—	—	—	—

Balance, December 31, 1997	$68,184	—	$(18,889)	$(12,623)	28,473,100

Net income	16,201	16,201	16,201	—	—

Other comprehensive income-foreign currency translation	4,519	4,519	—	4,519	—

Comprehensive income	—	20,720	—	—	—

Exercise of stock options	440	—	—	—	54,001

Balance, December 31, 1998	$89,344	—	$(2,688)	$(8,104)	28,527,101

Net income	14,863	14,863	14,863	—	—

Other comprehensive income-foreign currency translation	(12,514)	(12,514)	—	(12,514)	—

Comprehensive income	—	2,349	—	—	—

Exercise of stock options	422	—	—	—	49,097

Exercise of warrants	1,038	—	—	—	288,800

Balance, December 31, 1999 (audited)	$93,153	—	$12,175	$(20,618)	28,864,998

Net income	(4,193)	(4,193)	(4,193)	—	—

Other comprehensive income-foreign currency translation	(3,780)	(3,780)	—	(3,780)	—

Comprehensive income	—	(7,973)	—	—	—

Exercise of stock options	—	—	—	—	—

Exercise of warrants	—	—	—	—	—

Balance, March 31, 2000	$85,180	—	$7,982	$(24,398)	28,864,998

Net income	291	291	291	—	—

Other comprehensive income-foreign currency translation	(534)	(534)	—	(534)	—

Comprehensive income	—	(243)	—	—	—

Capital increase	19,731				1,751,741

Capital surplus	6,842

Exercise of stock options	—	—	—	—	—

Exercise of warrants	—	—	—	—	—

Balance, June 30, 2000	$111,510	—	$8,273	$(24,932)	30,616,739

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Additional
		Capital	Paid-in
	Amount	Surplus	Capital

Balance, December 31, 1996	$17,949		$81,747

Net income	—		—

Other comprehensive income-foreign currency translation	—		—

Comprehensive income	—		—

Exercise of stock options	—		—

Balance, December 31, 1997	$17,949		$81,747

Net income	—		—

Other comprehensive income-foreign currency translation	—		—

Comprehensive income	—		—

Exercise of stock options	31		409

Balance, December 31, 1998	$17,980		$82,156

Net income	—		—

Other comprehensive income-foreign currency translation	—		—

Comprehensive income	—		—

Exercise of stock options	26		396

Exercise of warrants	154		884

Balance, December 31, 1999 (audited)	$18,160		$83,436

Net income	—		—

Other comprehensive income-foreign currency translation	—		—

Comprehensive income	—		—

Exercise of stock options	—		—

Exercise of warrants	—		—

Balance, March 31, 2000	$18,160		$83,436

Net income	—		—

Other comprehensive income-foreign currency translation	—		—

Comprehensive income	—		—

Capital increase	837		18,894

Capital surplus		6,842

Exercise of stock options	—		—

Exercise of warrants	—		—

Balance, June 30, 2000	$18,997	$6,842	$102,330

XEIKON N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All Amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

1.  Summary of Operations and Significant Accounting Policies

      Xeikon N.V., a Belgian corporation, (the “Company”) was established in 1988 and develops, manufactures and markets an innovative digital color printing system specifically designed to meet the speed, quality, reliability, cost, variable content and on demand requirements of the short run color printing market.

      The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results for the interim periods presented are not necessarily indicative of results to be expected for any future period. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on Form 20-F dated June 30, 2000.

2.  Inventory

      Inventory is comprised of material, labor and manufacturing overhead, and is stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides reserves for excess and obsolete inventory or disposes of such inventory. Inventory consists of the following:

	December 31,	June 30,
	1999	2000

	(audited)	(unaudited)

Raw materials	$22,880	$29,679

Work-in-Process	6,378	7,945

Finished Goods	18,847	25,506

Goods purchased for resale (consumables)	7,939	8,149

	$56,044	$71,279

3.  Earnings per share

      Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common and common equivalent shares outstanding during the period. Given the net loss for the 6 months ended June 30, 2000 there is no dilutive effect on the loss per share.

4.  Investment

      On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation, a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which is due on March 4, 2001 (the “Note”). The acquisition of the Note was accounted for at cost. Xeikon may extend the maturity date of the Note for one year in exchange for a warrant to acquire an

XEIKON N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All Amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

additional 64.69 shares of Series B Preferred Stock. Varis is currently unable to meet its debt obligations and is seeking additional financing to meet its working capital needs. If such additional funds are not available, it is unlikely that Varis will be able to repay the Note when due.

      On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. (“Bull”) 80% of the outstanding shares of Nipson International S.A. (“Nipson International”), a limited liability company organized under French law. The purchase price was 96,000,000 French Francs (“FF”) (approximately U.S. $15.8 million, or 71.11 per share.) The Company intends to make an indemnification claim under this agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

      Until April 21, 2001, Xeikon has the right to acquire the remaining 20% of Nipson International (337,500 shares) from Bull or Dai Nippon Printing, a permitted transferee of 10% of the shares, for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the “Purchase Price”). If Xeikon does not exercise its option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning April 22, 2001 and ending October 21, 2001, to purchase all or part of their shares at a per share price equal to the Purchase Price.

      The acquisition of Nipson International was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately $7.0 million, which has been accounted for as goodwill and is being amortized over 10 years using the straight line method. During the second quarter of 2000, the goodwill amount was reduced with an amount of approximately $5 million representing the fair value of a claim that the company expects to start against Bull in the framework of the acquisition of Nipson International. The effect on the period ending June 30, 2000 of the restatement of the acquisition goodwill resulting from the claim against Bull was a reduction of the amortization of the goodwill of $0.6 million. The accompanying consolidated statements of income reflect the operating results of Nipson since the acquisition. Pro forma unaudited consolidated operating results of the Company and Nipson for the six months ended June 30, 1999, assuming the acquisition had been made as of January 1, 1999, are summarized below (in thousands of US dollars except per share amounts):

Six Months
Ended
June 30, 1999

(unaudited)

Net sales	$102,785

Net income (loss)	$3,130

Basic earnings/(loss) per share	$0.11

Diluted earnings/(loss) per share $	$0.11

      These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1999 or of future results of operations of the consolidated entities.

      In connection with the acquisition from Bull, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2002. This loan bears interest at 1% above the

XEIKON N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All Amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

      Bull has agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF.

5.  Segment and Geographic Information

      The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company’s chief decision maker, as defined under SFAS 131, is a combination of the Chief Executive Officer, and the Chief Financial Officer. The Company has viewed its operations and manages its business as principally two segments, the sale of printing systems and options and the sale of consumables, spares, tools and others. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales and transfers. The segment revenues and cost of revenues are as follows:

Consolidated Xeikon Group

	Three Months		Six Months
	ended June 30,		ended June 30,

	2000	1999	2000	1999

Systems and options

Revenues	$29,137	$32,231	$49,154	$58,535

Cost of revenues	$16,794	19,517	$21,721	35,900

Gross Profit	12,343	10,266	27,433	22,635

Gross Margin	42%	32%	56%	39%
Consumables, spares, tools and other

Revenues	$21,016	$17,576	$42,566	$27,975

Cost of revenues	16,043	11,103	41,248	18,011

Gross Profit	4,973	4,335	1,318	9,964

Gross Margin	24%	25%	3%	36%
Total

Revenues	$50,153	$49,807	$91,720	$86,510

XEIKON N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All Amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

	Three Months		Six Months
	ended June 30,		ended June 30,

	2000	1999	2000	1999

Cost of revenues	32,837	30,620	62,969	53,911

Gross Profit	17,316	19,187	28,751	32,599

Gross Margin	35%	39%	31%	38%

Revenues by geographic area:

United States	$16,888	$17,286	$34,348	$31,208

Rest of Europe	8,296	8,951	11,158	12,336

Belgium	3,040	6,037	7,561	12,245

The Netherlands	5,601	7,650	12,748	14,842

United Kingdom	2,217	2,649	4,750	4,341

Germany	10,367	4,993	14,591	7,451

Other	3,744	2,241	6,564	4,087

	$50,153	$49,807	$91,720	$86,510

As a percentage of total revenue:

United States	33.67%	34.71%	37.45%	36.08%

Rest of Europe	16.54%	17.97%	12.17%	14.26%

Belgium	6.06%	12.12%	8.24%	14.15%

The Netherlands	11.17%	15.36%	13.90%	17.16%

United Kingdom	4.42%	5.32%	5.18%	5.02%

Germany	20.67%	10.02%	15.91%	8.61%

Other	7.47%	4.50%	7.15%	4.72%

	100.00%	100.00%	100.00%	100.00%

Digital Color Printing (excluding Nipson)

	Three Months		Six Months
	ended June 30,		ended June 30,

	2000	1999	2000	1999

Systems and options

Revenues	$20,945	$26,888	$36,243	$53,193

Cost of revenues	11,476	16,622	21,633	33,005

Gross Profit	9,469	10,266	14,610	20,188

Gross Margin	45%	38%	40%	38%
Consumables, spares, tools and other

Revenues	$13,098	$11,489	$27,020	$21,888

Cost of revenues	9,188	7,154	19,495	14,063

Gross Profit	3,910	4,335	7,525	7,825

Gross Margin	30%	38%	28%	36%
Total

Revenues	$34,043	$38,377	$63,263	$75,081

Cost of revenues	20,664	23,776	41,128	47,068

Gross Profit	13,379	14,601	22,135	28,013

Gross Margin	39%	38%	35%	37%

XEIKON N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All Amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

	Three Months		Six Months
	ended June 30,		ended June 30,

	2000	1999	2000	1999

Revenues by geographic area:

United States	$13,075	$15,573	$26,276	$29,496

Rest of Europe	3,313	3,836	3,330	7,221

Belgium	2,304	5,938	6,716	12,146

The Netherlands	5,351	7,344	12,421	14,536

United Kingdom	764	1,172	1,784	2,864

Germany	8,138	3,227	10,398	5,685

Other	1,098	1,287	2,338	3,133

	$34,043	$38,377	$63,263	$75,081

As a percentage of total revenue:

United States	38.41%	40.58%	41.53%	39.29%

Rest of Europe	9.73%	10.00%	5.26%	9.62%

Belgium	6.77%	15.47%	10.62%	16.18%

The Netherlands	15.72%	19.14%	19.63%	19.36%

United Kingdom	2.24%	3.05%	2.82%	3.81%

Germany	23.91%	8.41%	16.44%	7.57%

Other	3.22%	3.35%	3.70%	4.17%

	100.00%	100.00%	100.00%	100.00%

Nipson only

	Three Months		Six Months
	ended June 30,		ended June 30,

	2000	1999	2000	1999

Systems and options

Revenues	$8,192	$5,343	$12,911	$5,342

Cost of revenues	5,318	2,895	7,748	2,895

Gross Profit	2,874	2,448	5,163	2,447

Gross Margin	35%	46%	40%	46%
Consumables, spares, tools and other

Revenues	$7,918	$6,087	$15,546	$6,087

Cost of revenues	6,855	3,949	14,093	3,948

Gross Profit	1,063	2,138	1,453	2,139

Gross Margin	13%	35%	9%	35%
Total

Revenues	$16,110	$11,430	$28,457	$11,429

Cost of revenues	12,173	6,844	21,841	6,843

Gross Profit	3,937	4,586	6,616	4,586

Gross Margin	24%	40%	23%	40%

XEIKON N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All Amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

	Three Months		Six Months
	ended June 30,		ended June 30,

	2000	1999	2000	1999

Revenues by geographic area:

United States	$3,813	$1,713	$8,072	$1,712

Rest of Europe	4,983	5,115	7,828	5,115

Belgium	736	99	845	99

The Netherlands	250	306	327	306

United Kingdom	1,453	1,477	2,966	1,477

Germany	2,229	1,766	4,193	1,766

Other	2,646	954	4,226	954

	$16,110	$11,430	$28,457	$11,429

As a percentage of total revenue:

United States	23.67%	14.99%	28.37%	14.99%

Rest of Europe	30.93%	44.75%	27.51%	44.75%

Belgium	4.57%	0.87%	2.97%	0.87%

The Netherlands	1.55%	2.68%	1.15%	2.68%

United Kingdom	9.02%	12.92%	10.42%	12.92%

Germany	13.84%	15.45%	14.73%	15.45%

Other	16.42%	8.34%	14.85%	8.34%

	100.00%	100.00%	100.00%	100.00%

6.  Acquisition

      On June 30, 2000 Xeikon N.V. and Agfa signed a transfer agreement for the transfer of the digital printing systems (“DPS”) business of Agfa to Xeikon N.V. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. An additional amount, currently estimated to be approximately $3 million, will be paid in cash. This transaction resulted in a capital increase of $19,731 and a capital surplus of $6,842 representing the difference between the par value and the net book value of the assets. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations – including a manufacturing facility in Heultje, Belgium – research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

      Certain of the statements included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as elsewhere in this report on Form 6-K are forward-looking statements. These statements involve risks and uncertainties that could cause the actual results to differ materially from those expressed in or implied by such statements. These statements should be read in the context of those factors discussed under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 (File No. 333-1278) declared effective by the Securities and Exchange Commission on March 18, 1996.

Overview

      On April 21, 1999, the Company acquired from Bull 80% of the outstanding shares of Nipson International. Nipson International is a manufacturer of digital black and white printers. The purchase price consisted of cash equal to 96,000,000 French Francs (“FF”) (approximately US $15.8 million), or 71.11 FF per share. Xeikon has the right (which expires April 21, 2001) to acquire the remaining 20% of Nipson International (337,500 shares) for 71.11 FF per share plus interest calculated from April 21, 1999 at a rate equal to EURIBOR (three months) plus 1% through the date of acquisition (the “Purchase Price”). In addition, the holder(s) of the 20% minority interest may require Xeikon to purchase all or part of their shares at a per share price equal to the Purchase Price during the six month period beginning April 22, 2001. In connection with the acquisition, Xeikon assumed two intercompany loans in the aggregate principal amount of approximately $11.6 million. The Company intends to make a claim for indemnification from Bull for approximately FF 35 million, or $5 million U.S., under the agreement.

      See “— Liquidity and Capital Resources.”

      On June 30, 2000 Xeikon N.V. and Agfa signed a transfer agreement of the digital printing systems (“DPS”) business of Agfa to Xeikon N.V. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. An additional amount, currently estimated to be approximately $3 million, will be paid in cash. This transaction resulted in a capital increase of $19,731 and a capital surplus of $6,842 representing the difference between the par value of the new shares issued and their fair value determined according to EITF 95-19. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations – including a manufacturing facility in Heultje, Belgium – research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

      On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation, a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which is due on March 4, 2001 (the “Note”). Xeikon may extend the maturity date of the Note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock. The acquisition of the Note was accounted for at cost. Varis is currently unable to meet its debt obligations and is seeking additional financing to meet its working capital needs. If such additional funds are not available, it is unlikely that Varis will be able to repay the Note when due.

Business Segments

      Xeikon has two reportable business segments:

•	Xeikon (digital color presses and related consumables, parts and service)

•	Nipson (black and white presses and related consumables, parts and service)

Effects of Currency Changes

      Xeikon’s functional currency is the Euro. When translated into US dollars, Xeikon’s revenues and net income are negatively affected by the appreciation in the value of the US dollar against the Euro between the second quarter of 1999 and the second quarter of 2000. The US dollar was 13% higher against the Euro for the second quarter of 2000 than for the second quarter of 1999. The Nipson functional currency is the French Franc. Since the French Franc and Euro are linked, the impact of the Dollar versus Euro or French Franc is similar.

Results of Operations

Three-Month Period Ended June 30, 2000 Compared to Three-Month Period Ended June 30, 1999

      Revenues. Revenues increased 1% from $49.8 million for the three-month period ended June 30, 1999 to $50.2 million for the three-month period ended June 30, 2000. Revenues were principally affected by (1) the consolidation resulting from the Nipson acquisition, (2) the slowdown in equipment revenues in anticipation of Xeikon’s introduction of its new generation of web fed digital color presses, the DCP 320D and the DCP 500D,(3) the decrease of shipments in the OEM channel and (4) the increase in non-equipment shipments. Revenues were also affected by currency changes noted above. Revenues from consumables, spare parts and other increased 20% from $17.6 million during the second quarter of 1999 to $21.0 million for the second quarter of 2000.

      Cost of Revenues. Cost of revenues increased 7% from $30.6 million in the second quarter of 1999 to $32.8 million in the second quarter of 2000. The increase is the net effect of currency changes noted above, lower raw material costs, lower fixed costs absorption and the impact resulting from the acquisition of Nipson. Cost of revenues includes aggregate royalties of $0.1 million for both three-month periods ended June 30, 1999 and 2000, respectively, payable to Xerox.

      Gross Profit. Gross profit decreased 10% from $19.2 million for the second quarter of 1999 to $17.3 million for the second quarter of 2000. Gross margin for printing systems and options improved from 32% of revenue in the 1999 quarter to 42% of revenue in the 2000 quarter. Gross margin for the segment Consumables, spares tools and other decreased from 25% of revenue in the 1999 quarter to 24% of revenue in the 2000 quarter. The decrease in total gross margin is due to the factors affecting revenues, its mix and cost of revenues, noted above.

      Research and Development. Research and development expenses increased 26% from $4.9 million in the second quarter of 1999 to $6.2 million in the second quarter of 2000. Research and development expenses was 10% of revenues in the second quarter of 1999 and 12% in the second quarter of 2000. The increased ratio for the 2000 quarter is mainly explained by the lower equipment revenues generated during this quarter.

      Selling, General and Administrative. Selling, general and administrative expenses increased to $10.5 million in the second quarter of 2000 from $8.4 million in the 1999 quarter. This increase is mainly due to a trade show (Drupa) in Germany and the result of the Nipson activities.

      Other Income (Expense). Other income was $0.3 million for both quarters of 1999 and 2000. Other income consists mainly of exchange rate differences.

      Income Taxes. The Company had a net income before taxes and minorities of $5.7 million for the three-month period ended June 30, 1999 and a net profit before taxes and minorities of $0.8 million for the three-month period ended June 30, 2000. In the 1999 period the Company set up a provision for income tax in the amount of $2.6 million and $0.5 million for the 2000 period.

Six-Month Period Ended June 30, 2000 Compared to Six-Month Period Ended June 30, 1999

      Revenues. Revenues increased 6% from $86.5 million for the six-month period ended June 30, 1999 to $91.7 million for the six-month period ended June 30, 2000. Increased revenues were the result of (1) the inclusion of 6 months of results of Nipson following the acquisition in 1999, (2) improved sales mix of systems, and (3) increase of non-equipment sales resulting from the increased installed base. Revenues from consumables and spare parts increased 52% from $28 million in the 1999 period to $42.6 million in the 2000 period, principally because of higher print activity in the market in combination with marketing programs, the increase in the installed base, and the impact of the Nipson market segment.

      Cost of Revenues. Cost of revenues increased 17% from $53.9 million in the 1999 period to $63 million in the 2000 period. The increase is due to the Nipson acquisition noted above, lower raw material costs, increased production efficiencies and improved fixed costs absorption. Cost of revenues includes aggregate royalties of $0.2 for the six-month period ended June 30, 1999 and 2000, respectively, payable to Xerox.

      Gross Profit. Gross profit decreased 12% from $32.6 million for the 1999 period to $28.8 million for the 2000 period. Gross margin deteriorated from 38% of revenue in the 1999 period to 31% of revenue in the 2000 period. The decrease in gross margin is due to the factors affecting revenues and cost of revenues, noted above and the decrease in gross profit for the black and white segment and the decrease in consumable market prices.

      Research and Development. Research and development expenses, excluding acquired in-process research and development, increased 35% from $9.2 million in the 1999 period to $12.4 million in the 2000 period. Research and development expenses were 11% of revenues in the 1999 period and 14% of revenues in the 2000 period. Acquired in-process Research and Development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2 “Accounting for Research and Development Costs” amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. As a result, a charge of $0.5 million was recorded for the 1999 period. This item is reflected separately on the Condensed Consolidated Statements of Operations.

      Selling, General and Administrative. Selling, general and administrative expenses increased 54% from $13.4 million in the 1999 period to $20.5 million in the 2000 period. The increase is mainly attributable to sales and marketing expenses, especially advertising and several trade shows and the impact of the Nipson segment.

      Other Income (Expense). Other income (expense) was $0.5 million in the 1999 and $0.8 for the 2000 period. The other income for both periods is mainly attributable to the interest income and exchange rate differences.

      Income Taxes. The Company had an income before taxes of $10.1 million for the six-month period of 1999 and a loss of $3.4 million for the six-month period of 2000. In the 1999 period the Company set up a provision for income tax in the amount of $4.3 million and $0.5 million related to the result generated in the Belgian entity.

      Minority Interest. The Company acquired 80% of the total shares of Nipson. Until the Company acquires the remaining 20% of the outstanding shares the Company is obliged to reflect a charge for the 20% minority interest. For the six-month period of 1999 this reflects an unfavorable amount of $66,000. The Company did not allocate a proportional share of the period losses to the minority interest in view of the put and call option on the minority held shares as explained above.

Liquidity and Capital Resources

      The Company’s operating activities produced negative cash of $5.1 million during the six-month period ended June 30, 2000. This is principally due to the acquisition of assets from the Agfa DPS division as explained above.

      At June 30, 2000, the Company had $11.8 million in cash and cash equivalents. The Company uses its credit line facilities in the event that its liquidity needs are not met by its then available cash. At June 30, 2000 the Company’s notes payable to banks amounted to $16.3 million.

      In April 1999, Xeikon used approximately $15.8 million in cash to fund its acquisition of an 80% interest in Nipson International. Xeikon has the option to acquire the remaining 20% of Nipson International (337,500 shares) for a price per share equal to 71.11 FF plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the “Purchase Price”). If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning April 22, 2001 and ending October 21, 2001, to purchase all or part of their shares at a per share price equal to the Purchase Price.

      In connection with the Nipson acquisition, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. from Bull in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2002. This loan will bear interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and will not bear interest.

      In connection with the acquisition of the land for expansion of its manufacturing facilities, the Company assumed a roll over credit facility of Euro 3 million as from July 1, 1999, bearing interest at the Euribor rate plus 0.20%.

      On July 27, 2000, the Company signed an off balance lease agreement for the new plant building in Lier for $28 million with quarterly payments (from the completion date foreseen to be 31 March 2002) for a 15 year period with a purchase option. The interest rate is EURIBOR 3 months minus a discount (+5.6%). The quarterly rental cost is approximately $203.000 (Euro 212.000). This amount is in line with the Company’s current rental charge in Belgium.

Foreign Currency Translation

      The functional currency of the Company is the Euro (EUR) and the French Franc, which is directly linked to the Euro, for Nipson, but the Company has elected to present the financial statements in US dollars. The financial statements of the Company are translated from its functional currency, (the Euro), into the reporting currency, the US dollar, utilizing the current rate method. All cumulative translation gains or losses from the translation into the Company’s reporting currency are included as a separate component of shareholders’ equity in the accompanying balance sheet. The change in the cumulative translation adjustment reflects the strengthening of the US dollar against the EUR between December 31, 1999 and June 30, 2000. The exchange rate was US $1.00 for EUR 0.995 at December 31, 1999 and US $1.00 for EUR 1.05 at June 30, 2000.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk

      Not applicable

PART II — OTHER INFORMATION

Item 1.  Legal Proceedings

      None.

Item 2.  Changes in Securities and Use of Proceeds

      None.

Item 3.  Defaults Upon Senior Securities

      None.

Item 4.  Submission of Matters to a Vote of Security Holders

      The Company held its annual meeting of security holders on February 28, 2000. At this meeting, the Company presented the following proposals to the security holders: (i) to add an Article to the Articles of Association of the Company to increase the capital of the Company and its subsidiaries, through the issuance of up to 500,000 ordinary shares or through the issuance of warrants or options which entitle the holders thereof to acquire the same amount of ordinary shares, (ii) to elect directors and to adapt the remuneration of the Company’s non-executive directors, (iii) to authorize the board to repurchase up to 285,000 ordinary shares or any certificates representing them, and to amend the Company’s Articles of Association to allow for the resale of the repurchased shares, and (iv) to change the date of the Company’s annual shareholder meeting to the last Friday of April.

      The security holders of the Company approved each of the above matters.

Item 5.  Other Information

      None.

Item 6.  Exhibits and Reports on Form 6-K

Exhibit 10.16	Finance Contract for Property Leasing No. 8386
Exhibit 10.17	Lease Agreement No. E8386
Exhibit 10.18	Agfa-Gevaert DPS Division Transfer Agreement
Exhibit 10.19	Agfa-Gevaert DPS Division Transfer Agreement Addendum No. 1

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XEIKON N.V.

Date: August 11, 2000

By:	/s/ FREDERIC CONVENT

Frederic Convent, Chief Financial Officer
(Principal Accounting Officer)